UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

form 8-a

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
            SECURITIES EXCHANGE ACT OF 1934

Forward Industries, Inc.
(Exact name of registrant as specified in its charter)
New York	13-1950672
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

477 Rosemary Ave. Ste. 219, West Palm Beach, FL	33401
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Rights to Purchase Series A Participating Preferred Stock	Nasdaq Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to general Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange  Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: ________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

(Title of Class)

Item 1.                  Description of Securities To Be Registered.

On April 26, 2013, the Board of Directors (the “Board”) of Forward Industries, Inc., a New York corporation (“we,” “us,” “our” or the “Company”), adopted a rights plan and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”).  The dividend is payable to the stockholders of record as of May 6, 2013.  The specific terms of the Rights are contained in the Rights Agreement, dated as of April 26, 2013, between the Company and American Stock Transfer & Trust Company LLC, a New York limited liability trust company, as Rights Agent, (the “Rights Agreement”).

The following summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2013.

The Board adopted the Rights Agreement in an effort to protect shareholders from coercive or otherwise unfair takeover tactics.  The Rights Agreement is intended to act as a deterrent to any person or group acquiring 20% or more of our outstanding Common Stock (an “Acquiring Person”) without the approval of the Board.  Stockholders who own 20% or more of our outstanding Common Stock as of the close of business on April 26, 2013 will not trigger the Rights Agreement so long as they do not (i) acquire any additional shares of Common Stock or (ii) fall under 20% ownership of Common Stock and then re-acquire 20% or more of the Common Stock.  The Rights Agreement does not exempt any future acquisitions of Common Stock by such persons.  Any rights held by an Acquiring Person are void and may not be exercised.  The Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Agreement.  For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

The Rights.  The Board authorized the issuance of one right per each outstanding share of Common Stock payable to our stockholders of record as of May 6, 2013.  Subject to the terms, provisions and conditions of the Rights Agreement, if the rights become exercisable, each right would initially represent the right to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”) for an exercise price of $4.00 (the “Exercise Price”) .  If issued, each fractional share of Series A Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our Common Stock.  However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including without limitation any dividend, voting or liquidation rights.

Exercisability.  The rights will not be exercisable until the earlier of (i) 10 business days after the public announcement that a person or group has become an Acquiring Person and (ii) 10 business days after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 20% or more of the Common Stock.

We refer to the date that the rights become exercisable as the “Distribution Date.”  Until the Distribution Date, the Common Stock certificates will evidence the rights and will contain a notation to that effect.  Any transfer of shares of Common Stock prior to the Distribution Date will constitute a transfer of the associated rights.  After the Distribution Date, the rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined not to affect an exchange pursuant to the Rights Agreement (as described below).

After the Distribution Date, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Exercise Price, that number of shares of Common Stock having a market value of two times the Exercise Price.

Exchange.  At any time after the date on which an Acquiring Person beneficially owns 20% or more of the Common Stock and prior to the acquisition by the Acquiring Person of 50% of the Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or in certain circumstances, cash or other securities of the Company having a value approximately equal to one share of Common Stock) per Right (subject to adjustment).

Expiration.  The rights and the Rights Agreement will expire on the earliest of (i) April 26, 2013, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement and (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement,.

Redemption.  At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions.  The Board may adjust the Exercise Price of the Series A Preferred Stock, the number of shares of Series A Preferred Stock issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series A Preferred Stock or the Common Stock.  No adjustments to the Exercise Price of less than 1% will be made.

Amendments.  Before the Distribution Date, the Board may amend or supplement the Rights Agreement without the consent of the holders of the Rights.  After the Distribution Date, the Board may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable, and no such amendment may cause the Rights again to become redeemable or cause this Rights Agreement again to become amendable other than in accordance with this sentence.

Item 2.	Exhibits.
3.1

Certificate of Amendment of the Certificate of Incorporation of Forward Industries, Inc., as filed with the Department of State of the State of New York on April 26, 2013 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on April 26, 2013).

4.1

Rights Agreement, dated as of April 26, 2013, between Forward Industries, Inc. and American Stock Transfer & Trust Company LLC, as Rights Agent, which includes the Form of Certificate of Amendment as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 26, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 26, 2013	FORWARD INDUSTRIES, INC.

	By:	/s/ Robert Garrett Jr.
Name: Robert Garrett Jr.
Title: Chief Executive Officer